October 2, 2007

By EDGAR

Ms. Pamela A. Long

United States Securities and Exchange Commission

Washington, D.C. 20549-7010

Re:	Heritage-Crystal Clean, Inc.

Registration Statement on Form S-1

File No. 333-143864

Ladies and Gentlemen:

We refer to the comments of the staff (“Staff”) of the Securities and Exchange Commission (“SEC”) in letters to Heritage-Crystal Clean, Inc. (the “Company”), dated July 13, 2007, August 22, 2007 and September 11, 2007, respectively, with respect to the Registration Statement on Form S-1, File No. 333-143864 (the “Registration Statement”), and amendments thereto, filed by the Company with the SEC under the Securities Act of 1933, as amended (the “Securities Act”), to register shares of its common stock, par value $0.01 per share (the “Common Stock”). On behalf of the Company, and to facilitate a proposed telephone conversation with the Staff, we are submitting this supplemental response to clarify the Company’s current intentions regarding its reorganization prior to the completion of its initial public offering and to provide the Staff with additional analysis as to why the reorganization of the Company is consistent with Section 5 of the Securities Act.

The Company currently is a limited liability company that has a series of nonconvertible preferred membership interests and common membership interests outstanding. All of the holders of preferred interests are also holders of common interests. In anticipation of its initial public offering, the Company began evaluating whether and how to retire the preferred interests and convert its company from a limited liability company to a corporation, incorporated in Delaware. The Company prefers to retire the preferred interests in some fashion so as to simplify its capital structure as a public company prior to or in connection with the initial public offering. Upon reviewing various potential reorganization structures, certain members of the board of directors of the Company indicated that certain holders of the preferred interests would prefer to maintain as much as possible of their percentage ownership in the Company following the initial public offering even if subject to a lockup. Initially, these directors, on behalf of such holders of preferred interests, requested that the holders of preferred interests or related parties to these holders be offered the option of purchasing shares concurrently with the initial public offering and estimated that such investors would likely want to subscribe for approximately $14.0 million worth of common stock based on the anticipated preferred interest redemption proceeds (the “Direct Placement”). Based on indications from these directors, the Company had anticipated that the number of related party investors to whom they would request these shares be offered

Ms. Pamela A. Long

October 2, 2007

would be approximately one hundred. Although the Company had expressed a willingness to conduct the Direct Placement as described in the Registration Statement, there is no formal agreement obligating or committing the Company to offer shares in the Direct Placement, or obligating anyone to purchase shares in the Direct Placement.

Upon further tax analysis by the holders of the preferred interests, the preferred holders concluded that the Direct Placement would cause significant adverse tax consequences because it would cause them to pay tax currently on funds being reinvested pursuant to the Direct Placement. As a result, the holders have requested that the Company revise its proposed reorganization structure as set forth under (II) below (the “Alternative Reorganization”). As a result of these concerns, and because the Company must obtain consent from these holders to be able to convert and conduct the initial public offering, the Company is considering the Alternative Reorganization as described below.

Certain Defined Entities
Heritage-Crystal Clean, LLC	HCC LLC
Heritage-Crystal Clean, Inc.	the Company
BRS-HCC Investment Co., Inc.	BRS-HCC

I.	Previously Proposed Reorganization Structure (as previously described in Amendment No. 2):
A.	The Company incorporated on June 13, 2007.
B.

Immediately prior to the approval of the initial public offering price for the Company’s initial public offering (the “IPO”) of its common stock (the “Common Stock”), the following events (collectively referred to hereinafter as the “Reorganization”) would occur as provided below:

1.

Each common unit and preferred unit of HCC LLC would be exchanged for a designated number of shares of Common Stock or preferred stock of the Company, respectively. This exchange would be accomplished by an Equity Exchange Agreement, pursuant to which the members would contribute preferred units and common units of HCC LCC (representing all of the outstanding equity interests of HCC LLC, except for the common and preferred units held by BRS-HCC) to the Company, in

Ms. Pamela A. Long

October 2, 2007

exchange for shares of Common Stock and shares of preferred stock of the Company.

2.

Simultaneous with the transactions contemplated in Paragraph (I)(B)(1) above, BRS-HCC (which is a shell corporation whose only assets are common and preferred units of HCC LLC) would be merged with and into the Company. In the merger, the stockholders of BRS-HCC would receive the same consideration for the common and preferred units that it holds as the other common and preferred unit holders of HCC LLC received in the exchange described in Paragraph (I)(B)(1) above.

3.	Upon completion of the transactions above, HCC LLC would become a wholly owned subsidiary of the Company.
C.	At the closing of the IPO:
1.	All of the outstanding preferred stock of the Company would be redeemed by the Company for $24.3 million in total.
2.

Certain holders of the redeemed preferred stock and certain related persons would purchase $14.0 million of registered Common Stock at the IPO price in the Direct Placement, which would occur simultaneously with the completion of the IPO. The shares to be issued in the Direct Placement would be registered pursuant to the Registration Statement. In connection with the Direct Placement, the Company would pay William Blair & Company, L.L.C. and Piper Jaffray & Co. an aggregate fee of $980,000 for acting as placement agents in connection with the Direct Placement.

II.	Alternative Proposed Reorganization Structure:
A.	The Company incorporated on June 13, 2007.
B.

Following the effectiveness of the Registration Statement and immediately prior to the approval of the initial public offering price and execution of the underwriting agreement for the IPO, the following events (collectively referred to hereinafter as the “Alternative Reorganization”) would occur as provided below:

1.

LLC Conversion. The HCC LLC Operating Agreement would be amended (i) to exchange $14.0 million (approximately equal to the total of the preferred holders’ capital contributions) of preferred units for newly issued common units of HCC LLC, and (ii) to redeem the remaining $10.3 million (approximately equal to the total of the unpaid accrued preferred returns) of preferred units with borrowings. The preferred units would be

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October 2, 2007

redeemed or exchanged, respectively, on a pro rata basis, based upon each preferred members’ capital contribution plus unpaid preferred return, except that all 1,128.0 preferred units held by D. Brinckman Trust would be redeemed for cash with the remaining preferred unit holders receiving a correspondingly greater number of preferred units exchanged rather than redeemed for cash. This exception is being made at the request of the D. Brinckman Trust.

Securities Analysis. The Company believes that this exchange (the “LLC Conversion”) is not required to be registered under the Securities Act because it is exempt under Section 4(2) under the Securities Act, consistent with an offering of securities in a transaction not involving a public offering. The Company believes that the LLC Conversion qualifies as a private placement as there are less than 13 holders of units in the Company to be exchanged and or redeemed, all of whom will be either accredited investors, directors or employees of the Company. The Company notes that, because all offerees are security holders of the limited liability company, there is a prior business relationship between each of them and the Company, so that communications concerning the exchange will not involve the use of any general solicitation within the meaning of Regulation D.

2.

Each common unit of HCC LLC would then be exchanged for a designated number of shares of Common Stock. This exchange would be accomplished by an Equity Exchange Agreement, pursuant to which the members (other than BRS-HCC) would contribute all of the outstanding common units of HCC LCC held by such members to the Company, in exchange for shares of Common Stock.

Securities Analysis. The Company believes that the share exchange is not required to be registered under the Securities Act. The Company intends to rely on Section 4(2) under the Securities Act, consistent with an offering of shares in a transaction not involving a public offering. The Company believes that the share exchange qualifies as a private placement as there are less than 16 holders of units in the Company to be exchanged, all of whom will be either accredited investors, directors or employees of the Company. The Company notes that, because all offerees are security holders of the limited liability company, there is a prior business relationship between each of them and the Company, so that communications concerning the exchange will not involve the use of any general solicitation within the meaning of Regulation D.

Ms. Pamela A. Long

October 2, 2007

3.

Simultaneous with the transactions contemplated in Paragraph (II)(B)(2) above, BRS-HCC (which is a shell corporation whose only asset would be common units of HCC LLC) would be merged with and into the Company. In the merger, the stockholders of BRS-HCC would receive the same consideration for the common units that it holds as the other members of HCC LLC received in the exchange described in Paragraph (II)(B)(2) above. In order to complete the IPO, the Company will need the consent of BRS-HCC to cause HCC LLC to reorganize into a corporation, and it is a condition to BRS-HCC’s approval that the Company permit the merger to occur.

Securities Analysis. Similar to the analysis in (II)(B)(2) above, the Company believes that the merger is not required to be registered under the Securities Act. The Company intends to rely on Section 4(2) under the Securities Act, consistent with an offering of shares in a transaction not involving a public offering.

4.	Upon completion of the transactions above, HCC LLC would become a wholly owned subsidiary of the Company.

Payment of Fee. The Company plans to engage William Blair & Company, L.L.C. and Piper Jaffray & Co. to provide services in connection with the transactions described above. William Blair & Company, L.L.C. and Piper Jaffray & Co. will be paid an aggregate fee of $980,000 for acting in such capacity in providing customary exchange and placement agent services, as well as customary merger advisory services. The exchange and placement agent services will include assistance with the preparation of offering materials, solicitation of acceptances of the exchange offers and coordination of such acceptances. The merger advisory services will include assistance with the negotiation of the terms of such merger (such as risk allocation and indemnities), in connection with the merger with BRS-HCC.

C.	At the closing of the IPO:
1.

The Heritage Group would (i) distribute a portion of its Common Stock to approximately ninety Fehsenfeld family members (who are indirect owners of The Heritage Group), (ii) offer Common Stock at the IPO price to the same approximately ninety Fehsenfeld family members, and (iii) offer $250,000 of Common Stock at the IPO price to two upper level managers of The Heritage Group. In addition, the former stockholders of BRS-HCC would offer certain shares of its Common Stock at the IPO price to affiliates and related parties. These shares of Common Stock

Ms. Pamela A. Long

October 2, 2007

offered by The Heritage Group and the former stockholders of BRS-HCC would be registered for resale pursuant to the Registration Statement (a separate prospectus will be added to the Registration Statement to reflect this resale).

Integration Analysis. We believe that the above transactions would not be integrated with the registered public offering. The concept of integration of offerings was developed, among other reasons, to prevent circumvention of the registration requirements through the separation of a single non-exempt offering into one or more exempt offerings. There are fundamental differences between the reorganization transaction and the public offering. For example, the Company will not be receiving capital as a result of the reorganization transaction. In addition, the sole function of the reorganization transactions is to shift from a limited liability company structure to a corporate structure and eliminate the preferred units. The Company understands that the Staff has confirmed in other instances that restructuring or formation transactions outside of the roll-up context will not be integrated with an initial public offering that they were undertaken to facilitate, so long as the restructuring or formation transactions, if viewed separately, complied with an exemption from registration under the Securities Act. This position would have been partially codified by the SEC’s 1998 release proposing comprehensive changes to the regulation of the securities offering process. See. Release No. 33-7606A (Nov. 13, 1998). Examples of such transactions are the issuance of common stock to founders followed by an initial public offering, the conversion of outstanding founder debt to common stock or the conversion of interests in a limited liability company to common stock of a corporation in connection with an initial public offering. The Company believes that the LLC Conversion and the exchange of LLC units for common stock outlined above fall within these categories, and further believes that its argument against integration is supported because, other than with respect to certain tax aspects discussed above, the Alternative Reorganization results in an outcome similar to the Direct Placement.

Ms. Pamela A. Long

October 2, 2007

Please call the undersigned if you have any questions or additional comments.

Very truly yours,

/s/ Heidi J. Steele

Heidi J. Steele

cc:	Joseph Chalhoub

Greg Ray

Larry A. Barden